SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*


                                STEN CORPORATION
                     ---------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    85857T101
                     ---------------------------------------
                                 (CUSIP Number)


                                November 23, 2007
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 229,865 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARED DISPOSITIVE POWER: 229,865 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      229,865 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


---------------
      * Based on 2,300,957 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company"), as disclosed in the Company's Current Report on Form 8-K for the date of the earliest event reported November 6, 2007. As of November 23, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 229,865 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARED DISPOSITIVE POWER: 229,865 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      229,865 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


---------------
      * Based on 2,300,957 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company"), as disclosed in the Company's Current Report on Form 8-K for the date of the earliest event reported November 6, 2007. As of November 23, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: David Grin


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 229,865 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARED DISPOSITIVE POWER: 229,865 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      229,865 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


---------------
      * Based on 2,300,957 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company"), as disclosed in the Company's Current Report on Form 8-K for the date of the earliest event reported November 6, 2007. As of November 23, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Eugene Grin


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF    5     SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6     SHARED VOTING POWER: 229,865 shares of Common Stock.*
OWNED BY     -------------------------------------------------------------------
EACH         7     SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING    -------------------------------------------------------------------
PERSON       8     SHARED DISPOSITIVE POWER: 229,865 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      229,865 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


---------------
      * Based on 2,300,957 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company"), as disclosed in the Company's Current Report on Form 8-K for the date of the earliest event reported November 6, 2007. As of November 23, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G.

CUSIP No. 85857T101

Item 1(a).  Name of Issuer:  STEN Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10275 Wayzata Blvd., Suite 310
            Minnetonka, MN 55305

Item 2(a).  Name of Person Filing:  Valens Capital Management, LLC.

                  This  Schedule  13G is also filed on behalf of Valens U.S. SPV
            I, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share voting and investment power over the shares owned by Valens Capital Management, LLC and Valens U.S. SPV I, LLC. Information related to each of Valens Capital Management, LLC, Valens U.S. SPV I, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:

            c/o Valens Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  85857T101

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned: 229,865 shares of Common Stock

      (b)   Percent of Class: 9.99%

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 229,865 shares of Common Stock. *

            (iii) sole  power to  dispose  or to direct  the  disposition  of: 0 shares of Common Stock. *

            (iv)  shared  power to  dispose  or to direct  the  disposition  of:
                  229,865 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:

            Not applicable

Item 8.     Identification and Classification of Members of the Group:

            Not applicable

Item 9.     Notice of Dissolution of Group:

            Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


---------------

      * Based on 2,300,957 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company"), as disclosed in the Company's Current Report on Form 8-K for the date of the earliest event reported November 6, 2007. As of November 23, 2007, Valens U.S. SPV I, LLC ("Valens US") held (i) a warrant (the "Warrant") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (ii) 227,794 Shares. The Warrant contains an issuance limitation prohibiting Valens US from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Valens US of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by Valens US upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities owned by Valens US reported in this
Schedule 13G.

CUSIP No. 85857T101

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 3, 2007
                                    ----------------
                                    Date

                                    Valens Capital Management, LLC


                                    /s/ Eugene Grin
                                    ----------------
                                    Eugene Grin
                                    Principal

CUSIP No. 85857T101

APPENDIX A

A.    Name:          Valens Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017

      Place of
      Organization:  Delaware

B.    Name:          Valens U.S. SPV I, LLC, a Delaware limited liability
                     Company

                     c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017

      Place of
      Organization:  Delaware

C.    Name:          David Grin

      Business       335 Madison Avenue, 10th Floor
      Address:       New York, New York 10017

      Principal
      Occupation:    Principal of Valens Capital Management, LLC

      Citizenship:   Israel

D.    Name:          Eugene Grin

      Business       335 Madison Avenue, 10th Floor
      Address:       New York, New York 10017

      Principal
      Occupation:    Principal of Valens Capital Management, LLC

      Citizenship:   United States

CUSIP No. 85857T101

Each of Valens Capital Management, LLC, Valens U.S. SPV I, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


Valens Capital Management, LLC

Valens U.S. SPV I, LLC

By Valens Capital Management, LLC
individually and as investment manager


/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    December 3, 2007


/s/ David Grin
-----------------------------------------
    David Grin
    December 3, 2007


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    December 3, 2007